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                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                            Castle Energy Corporation
                                (Name of Issuer)

                     Common Stock, $0.50 par value per share
                         (Title of Class of Securities)

                                    148449309
                                 (CUSIP Number)

                                  Mary A. Cade
                             Chief Financial Officer
                            Castle Energy Corporation
                              357 South Gulph Road
                            King of Prussia, PA 19406
                                 (610) 995-9400
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 8, 2005
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l (e), 240.13d-l (f) or 240.13d-l(g), check the following box. |_|

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d- 7 for other parties to whom copies are to be sent.

CUSIP No. 148449309

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Sally W. Castle
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

      Not Applicable
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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               7    SOLE VOTING POWER

                    1,340,624
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,340,624
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,340,624
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.35%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

      This Amendment No. 1 amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on September 19, 2005 by Sally W. Castle. This Amendment relates to the common stock, $.50 par value per share (the "Common Stock"), of Castle Energy Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the issuer is 357 South Gulph Road, Suite 260, King of Prussia, Pennsylvania 19406.

Item 4. Purpose of Transaction

      The shares held by Mrs. Castle, individually and as executor of the Estate of Joseph L. Castle, II (the "Estate"), are being held for investment purposes and not for the purpose of influencing the control of the Company. Accordingly, except as intended in Item 6 below, Mrs. Castle may dispose of some or all of the shares that are the subject of this filing from time to time.

      Except as described in Item 6 below, Mrs. Castle currently does not have any plans and is currently not considering any proposals that relate to or that would result in:

      (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

      (b)  an   extraordinary   corporate   transaction,   such  as  a   merger,
reorganization or liquidation, involving the Company or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) any material change in the present capitalization or dividend policy of the Company;

      (f) any other material change in the Company's business or corporate structure;

      (g)  changes in the  Company's  Certificate  of  Incorporation,  Bylaws or
instruments   corresponding  thereto  or  other  actions  that  may  impede  the acquisition or control of the Issuer by any person;

      (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

      (a) This filing relates to 1,340,624 shares of Common Stock of the Company representing 18.35% of the issued and outstanding shares of Common Stock of the Company.

      (b) Mrs. Castle has sole power to vote or direct the vote of and to dispose or direct the disposition of the 1,340,624 shares of Common Stock.

      (c) On September 23, 2005 Mrs. Castle sold 55,900 shares of Common Stock she held individually and in a series of transactions from December 8, 2005 through December 14, 2005, she sold 150,000 shares of Common Stock held by the Estate.

      (d) No other persons have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares which are the subject of this filing.

      (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      On November 8, 2005 the Company entered into a merger agreement (the "Merger Agreement") with Delta Petroleum Corporation, a Colorado corporation ("Delta-Colorado"), Delta Petroleum Corporation, a Delaware corporation and a newly formed wholly-owned subsidiary of Delta-Colorado ("Delta-Delaware" and collectively, with Delta-Colorado, "Delta") and DPCA LLC, a Delaware limited liability company and a newly formed wholly-owned subsidiary of Delta-Colorado ("DPCA").

      Concurrently with the execution of the Merger Agreement, Mrs. Castle entered into a Voting Agreement and Irrevocable Proxy (the "Voting Agreement") with Delta pursuant to which Mrs. Castle agreed to vote all shares of the Company's Common Stock held by her, both individually and as Executor of the Estate of Joseph L. Castle, II, in favor of the adoption of the Merger Agreement and the other transactions contemplated by the Merger Agreement. In addition, Mrs. Castle has agreed not to sell, transfer, assign, pledge, hypothecate, cause to be redeemed, or otherwise dispose any of the Common Stock held by her without the consent of Delta, subject to the right to sell up to an aggregate of 150,000 shares held by Mrs. Castle directly or by the Estate.

Item 7. Material to Be Filed as Exhibits

       Exhibit No.   Description
       -----------   -----------

       99.1 Voting Agreement and Irrevocable Proxy dated November 8, 2005, as amended by First Amendment thereto dated November 28, 2005.

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2005

                                         /s/ Sally W. Castle
                                       -----------------------------------------
                                       Sally W. Castle

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)